**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
Release No. 62511 / July 16, 2010

**ADMINISTRATIVE PROCEEDING**
File No. 3-13946

| | |
|---|---|
| **In the Matter of** | |
| **Channel America Television Network, Inc.,** **EquiMed, Inc.,** **Kore Holdings, Inc.,** **Robotic Vision Systems, Inc.** **(n/k/a Acuity Cimatrix, Inc.),** **Security Investments Group, Inc.,** **Shared Technologies Cellular, Inc.,** **Shimoda Resources Holdings, Inc.,** **Tri Star Holdings, Inc.** **(f/k/a Silver Star Foods, Inc.), and** **V-One Corp.,** **Respondents.** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO ROBOTIC VISION SYSTEMS, INC. (n/k/a ACUITY CIMATRIX, INC.)** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Robotic Vision Systems, Inc. (n/k/a Acuity Cimatrix, Inc.) ("RVSIQ" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 23, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to Robotic Vision Systems, Inc. (n/k/a Acuity Cimatrix, Inc.) ("Order"), as set forth below.

**III**.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.      RVSIQ (CIK No. 225868) is a forfeited Delaware corporation located in Nashua, New Hampshire with a class of securities registered with the Commission under Exchange Act Section 12.  As of June 17, 2010, the common stock of RVSIQ was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).  On November 19, 2004, RVSIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Hampshire, which was converted to Chapter 7, and was still pending as of June 17, 2010.

2.      RVSIQ has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 2004.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.


Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<center>Service List</center>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Robotic Vision Systems, Inc. (n/k/a Acuity Cimatrix, Inc. ) ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-6010

Robotic Vision Systems, Inc. (n/k/a Acuity Cimatrix, Inc.)
486 Amherst Street
Nashua, NH  03063

James W. Donchess, Esq.
c/o Donchess & Notinger, P.C.
547 Amherst Street, Suite 204
Nashua, NH  03063
(Counsel for Respondent)